United States Securities and Exchange Commission Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of October 2008

Aracruz Celulose S.A.

Aracruz Cellulose S.A. (Translation of Registrant’s name into English) Av. Brigadeiro Faria Lima, 2,277—4th floor São Paulo, SP 01452-000, Brazil (Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☑ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☑

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☑

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

☑ Aracruz's liquidity has been severely affected by the lack of credit and increased risk in financial markets around the world.

CFO's COMMENTS	P.2	☑ Aracruz has laid the cornerstone for Guaíba unit construction work, but due to the volatility of the global economic scenario and the weakening market conditions, the
GLOBAL PULP MARKET UPDATE	P.4	Company have decided to postpone the investment in this project for one year.
PRODUCTION AND SALES	P.5
INCOME STATEMENT 3Q08	P.5	☑ Due to the extraordinary stress in the global financial markets, our target forward derivative contracts have been strongly affected, with the negative "fair value" of such
DERIVATIVE TRANSACTIONS	P.9	derivative instruments amounting to $1 billion by the end of September. The cash impact of derivative operations in the 3Q08 was approximately $ 20 million.

EBITDA ANALYSIS	P. 12	☑ The notional amount of target forward derivative transactions during the 3Q08, was $360 million a month. Considering an average term of 12 months, the average notional amount
CAPITAL EXPENDITURE	P.12	was $340 million a month, with the strike at R$1.76/US$.
STOCK PERFORMANCE	P.13
☑ A specialized consultant is concluding an internal audit to verify if the Company's internal policies were being complied with.
DIVIDENDS	P.14
GROWTH PLANS	P.14	☑ Several measures have been taken to gradually decrease our exposure to derivative instruments and to preserve the Company’s cash position.
ADDITIONAL INFORMATION	P.15
☑ The Company's cash and cash equivalents at September 30th, excluding derivative instruments, totaled approximately $ 600 million at Sept. 30. The average debt maturity
ECONOMIC & OPERATIONAL DATA	P.25	profile, including the 50% stake in Veracel, was 54 months on the same period.
Additional information: (55-11) 3301-4131
☑ The credit provision for an income taxes of $464 million in the 3Q08 helped to minimize the negative accounting impact of the derivative instruments on the Company's net results,
Valdir Roque - CFO and IRO		which amounted to a loss of $531 million, or $5.16/ADR.
André Gonçalves - IR Manager
☑ Net pulp price increased by 2%, or $13/ton, in the 3Q08.
Luiz Mauricio Garcia - IR Specialist
Email: invest@aracruz.com.br		☑ Due to the reduced economic activity, the Company decided to reschedule the downtime at Fiberlines "A" and "C" (reduction of 64,000 t). The cash production cost was at
Or visit our website at:		$287/ton, up 1.8% over the 2Q08, mainly due to provisions resulting from the rescheduling.
www.aracruz.com.br/ir

Aracruz – Summary	Unit of Measure Measure	3Q08	2Q08	3Q07	3Q08 vs. 2Q08		3Q08 vs. 3Q07		YTD08	YTD07	LTM

Net revenue	$ million	480.9	538.4	455.5	11%		6%		1,503.5	1,345.1	2,042.2
Adjusted EBITDA (including Veracel) [1]	$ million	189.1	225.0	210.4	(16%)		(10%)		630.3	636.6	880.7
Adjusted EBITDA margin (including Veracel) [1] percentage		39%	42%	46%	(3	p.p.)	(7	p.p.)	42%	47%	43%
Income (loss) before taxes, minority interest
and equity in the results of affiliated companies	$ million	(1,046.0)	212.8	174.2	-		-		(705.0)	529.6	(572.6)
• Current income tax	$ million	3.4	12.8	12.7	-		-		27.2	46.5	22.1
• Deferred income tax	$ million	(467.4)	107.0	49.5	-		-		(358.8)	119.7	(322.6)
Net Income (Loss)	$ million	(545.9)	71.3	105.3	-		-		(357.7)	327.4	(263.1)
Earnings (Loss) per ADR [3]	$ per ADR	(5.30)	0.69	1.02	-		-		(3.47)	3.18	(2.55)
Adjusted pulp sales volume [2]	'000 tons	679	773	753	(12%)		(10%)		2,182	2,261	3,025
Paper sales volume	'000 tons	12	15	14	(20%)		(14%)		41	44	56
Pulp production volume (including Veracel)	'000 tons	810	788	754	3%		7%		2,393	2,301	3,187
Total debt (including Veracel)	$ million	2,269.7	1,948.2	1,704.8	16%		33%		-	-	-
Net debt (including Veracel)	$ million	1,667.9	1,414.9	1,122.8	18%		49%		-	-	-

1 See page 19 for discussion of non-GAAP measurements used in this press release. – 2 Aracruz sales plus 50% of Veracel's sales to non-affiliated parties (see breakdown on page 5). – 3 ADR = American Depositary Receipts.

Aracruz Celulose S.A. (NYSE: ARA) presents its consolidated third quarter 2008 results, according to US GAAP and stated in US dollars. The Company uses the equity method of accounting for Veracel Celulose S.A., in which it owns a 50% stake.

ARACRUZ RESULTS - THIRD QUARTER 2008 2

CFO's comments

"Even though Aracruz's operations remain solid, since the Company is one of the world’s lowest cash cost producers of market pulp, with an EBITDA margin above 40% in the last twelve months, the Company's liquidity has been severely affected by the scarcity of credit and increased risk in financial markets. This scenario has intensified over the last few weeks, as economic growth has slowed and uncertainty about the economic outlook has increased, leading to falling commodity demand and provoking deterioration on asset value.

Financial systems around the world are under extraordinary stress, and especially the credit and money markets. Reflecting this, the Brazilian currency started to significantly devaluate, from the middle of September, which negatively affected the Company's financial results.

Since about 98% of the Company’s revenues are linked to the US$, and approximately 75% of its cash production cost, as well as around 15% of its total debt, is exposed to the local currency, a stronger real increases the Company’s exposure. Since 2004, due to the scenario of a declining US$, the Company has been adopting measures to protect its cash flow and balance sheet exposure to the local currency, taking short positions in US$, which has generated a positive cash impact of $ 290 million over this period, which helped to offset the negative impact of the US$ against the Real. A consulting firm hired to analyze the Company’s derivative operations examined these instruments and confirmed a negative “fair value” for such contracts of approximately $1 billion, taking the base on September 30, 2008. In making this determination, the interest rate curve, the currency volatility and the exchange rate at closing – all of which have been extraordinarily influenced by the recent extreme instability of the global financial markets – were considered. The notional amount of target forward derivative transactions at the end of the 3Q08 was $360 million a month. Considering an average term of 12 months, the average notional amount was $340 million a month, with a strike at R$1.76/US$ (see Note 11 of the Condensed Consolidated Financial Information).

Aracruz Celulose S.A. maintain derivative contracts only with independent financial institutions, so there are no related parties, subsidiaries or affiliated Company as counterparties for such derivative instruments. (see the Derivative Transactions section).

A specialized consultant is concluding an internal audit to verify if the Company's internal policies were being complied with. The Company is analyzing its internal controls, in order to have better assessment of treasury operations.

The Company’s net revenues over the last twelve months totaled $2.1 billion. The exchange rate variations on exports will have an immediate cash effect, while in the case of the derivative operations, there is an initially accounting effect, while potential impact in disbursement, or receipt, may take place on the monthly contractual assessment or contractual maturity.

The Company's cash and cash equivalents position as at September 30, 2008 was approximately $ 600 million, excluding derivative instruments, mostly in local currency instruments. The average gross debt maturity profile, including the 50% share in Veracel, was at 54 months on that same date. In order to improve the Company's liquidity, several measures have been taken to gradually decrease the Company's exposure to target forward derivative instruments and to protect the Company’s cash position, while maintaining the normal course of its business over the coming months and preserving its the strong fundamentals, involving, among others, the ongoing the negotiations already started with banks and several other alternatives in order to preserve our cash position.

There is also a complete restructuring program in place, which includes, among other things:

☑ operating cost and expense reductions up to the end of 2009;
☑ postponement for one year of investments in the Guaíba II project;
☑ slowing down the land purchases and forest development for the Veracel II project;
☑ suspension of land purchases and forest development for the Minas Gerais project; and
☑   reduction of the distribution on dividends and interest on shareholders equity.

ARACRUZ RESULTS - THIRD QUARTER 2008 3

The pulp production volume in the third quarter was 7% higher when compared to of the same period of 2007 and 3% higher compared to the 2Q08. The 10-day annual maintenance downtime at the Guaíba unit was successfully completed in the 3Q08. The Company decided to reschedule the annual maintenance downtime at Fiberlines "A" and "C", bringing it forward to the 4Q08.

As predicted in the 2Q08, Veracel's cash production cost was at normal levels during the quarter, as the problem with the turbo generator was solved. Pulp production volume at Veracel in the last twelve months totaled 1,097,000 tons.

As the Company has decided to reschedule the annual downtime of the Fiberlines "A" and "C", at the Barra do Riacho unit, and due to some lost production loss in the 1Q08, our production target for 2008 has been revised to 3.1 -3.2 million MT, compared to the 3.3 million MT predicted in the 1Q08. During the third quarter of 2008, the global economic slowdown and the seasonal paper production stoppages in Europe, led to reduced economic activity for the sector, with the pulp price decreasing in September, for all regions - for more information see the "Global Pulp Market Update" section. The sales volume in the 3Q08, at 679,000 tons, was 12% lower than in the 2Q08 and 10% below that of same period of last year.

The net pulp price for the 3Q08 increased by 2%, or $13/ton, mainly due to lower provisions for performance rebates to long term customers, since sales volumes were lower than expected, as well as the effect of the late list price implementation on the net pulp price.

The cash production cost for the 3Q08, at $287/ton, was 1.8% higher than that of the previous quarter, mainly due to the higher provision for the annual maintenance downtime at Barra do Riacho. Looking ahead, the cash production cost in US$ terms tends to benefit from a more devaluated local currency, since about 75% of Aracruz's cash production cost is linked to the Real. The cash production cost of $273/ton in September reflects the benefit of the US$ appreciation of the US dollar. The adjusted EBITDA for the 3Q08 was $ 189 million (39% margin), $35.9 million below that of the previous quarter, mainly due to the lower sales volume, which is largely explained by the demand slowdown, and the higher cost of goods sold, on a per ton basis, largely due to the increase in pulp cash production and freight costs, partially offset by the higher net pulp price. On a year-to-date basis, the adjusted EBITDA totaled $630 million, equivalent to a 42% margin.

The negative "fair value" of the derivative transactions will be recorded in the income statement under financial income (expenses). The negative accounting effect of derivative transactions in the quarter was the main reason for the tax credit provision of $479 million, which reduces the impact of the derivative losses on net income.

Due to the factors described above, the net income for the third quarter showed a loss of $546 million, or $5,30/ADR. For the year to date, the net income shows a total loss of $358 million, or $3.47/ADR"

Valdir Roque - CFO

ARACRUZ RESULTS - THIRD QUARTER 2008 4

Global pulp market

The world economy remain the key driver for the pulp and paper industry, although the correlation is not as strong as before. As major economies slow down rapidly, as a result of the financial crisis, limited credit availability and still high energy and commodity prices, many are close to or moving into update

a period of recession. The total impact on the pulp and paper industry is still uncertain and is hard to predict, but it is already being felt. Caution should prevail during this moment of uncertainty in the industry.

On the paper side, P&W and Containerboard are the grades suffering the most. P&W demand has fallen in line with the worldwide decline in consumer confidence, to levels below those of 2007 and 2006. Demand for Containerboard is weakening, as world trade decelerates. As paper inventories pile up, the need for market related downtime will continue. In Asia, the slowdown is also being felt, with China suffering the most, as internal consumption and exports decrease. The impact of an economic slowdown on tissue demand does not compare to that of other grades of paper, because of the special characteristic of tissue consumption, which has become part of the day-to-day life of consumers and is harder to dispense with it.

As a consequence of these factors, demand for market pulp has increased at a more moderate rate. In the first eight months of 2008, global growth in chemical market pulp demand has declined to 2.7%. Among all grades, eucalyptus continues to show the strongest growth, at 16% on year-to-date basis, equivalent to 1,116,000 tons.

World Market Pulp Demand by Grade
2008 vs 2007 - August ( year to date )

Aracruz’ commercial strategy is focused on eliminating as much risk as possible from our commercial transactions. The Company's target has always been those paper producers which demand high quality and uniform pulp, along with guaranteed supplies. The Company-customer relationship is strongly based on long-term contracts with paper producers that are leaders in their segments. Among the segments, Aracruz has always had a strong focus on tissue, which accounts for at least 50% of total sales, since BEKP has advantages over other fibers. Also competes in the P&W segment, as well as in Specialty Paper grades as in house R&D has improved the Company's BEKP pulp to the point where it is as competitive as any other.

The present market situation has unbalanced the supply and demand relationship in the short term. With the objective of re-establishing this equilibrium over the next few months, the Company has decided to introduce market related downtime equivalent to 64,000 tons at the end of October. It is expected that this attitude will be followed by other major players in the industry.

The current financial crisis has ushered in a new reality wherein the availability of funding will be more restricted. This will impose more discipline on investments all around the world, including the pulp and paper industry. With less credit available, many of the already announced projects may be postponed in the near future.

ARACRUZ RESULTS - THIRD QUARTER 2008 5

In the short term, the balance between supply and demand continues to be under pressure. It will take some time before adjustments on the pulp supply side, through market related downtime, maintenance downtime, and capacity closures in high cost regions, to compensate for the economic slowdown in the major paper consuming regions.

Production	Aracruz pulp production, without the 50% of Veracel, totaled 670,000 tons in the third quarter of 2008, compared to 668,000 tons in the 2Q08 and 627,000 tons in the 3Q07. There was a 10-day and Sales

maintenance downtime at the Guaíba unit in June, and the Company decided to bring the maintenance downtime at Fiberlines "A" and "C" forward to the fourth quarter - it was previously scheduled for the 1Q09.

During the third quarter, Veracel Celulose S.A. (50% owned by Aracruz) produced 281,000 tons of pulp, of which 113,000 tons were sold to Aracruz. Veracel’s pulp production in the last twelve months totaled 1,097,000 tons, 22% above the plant's nominal capacity.

At the Guaíba unit, paper production in the quarter totaled 13,000 tons, consuming approximately 10,000 tons of the pulp produced. Paper inventories were at 1,000 tons at the end of September 2008, while paper sales in the third quarter of 2008 totaled 12,000 tons.

Aracruz pulp sales totaled 679,000 tons in the third quarter, with 580,000 tons of the pulp being produced internally, at the Barra do Riacho and Guaíba units, and 98,000 tons being supplied by Veracel and resold in the market by Aracruz, plus an additional 1,000 tons of direct sales by Veracel to unrelated parties (representing 50% of Veracel's total direct sales).

At the end of September, inventories at Aracruz stood at 533,000 tons, representing 58 days production, compared to 438,000 tons at the end of June 2008. The inventory level at Veracel, at the end September 2008, represented an additional 4 days of production for Aracruz. This total of 62 days is above the normal level due mainly to the global economic slowdown, the seasonal paper production stoppages Europe and the Olympic Games in China.

Income Statement

Total net operating revenue reached $480.9 million, $25.4 million higher than in the 3Q07 and $57. million lower than in the 2Q08.

Net paper operating revenue in the quarter totaled $14.5 million, $0.9 million lower than in the same

3Q08	period of 2007 and $4.0 million lower than in the 2Q08.

ARACRUZ RESULTS - THIRD QUARTER 2008 6

Net pulp operating revenue during the quarter amounted to $460.3 million, compared to $437.0 million in the same period of last year. This revenue increased mainly as a result of 17% higher net pulp prices, partially offset by a 10% lower sales volume. When compared to the 2Q08 revenue, of $514.4 million, the $54.1 million decrease was the result of 12% lower sales volume, partially offset by the 2% higher net pulp prices.

The total cost of sales in the third quarter of 2008 was $322.2 million, compared to $290.9 million in the same period of the previous year, mainly due to an 24% higher cost of pulp sold, on a per ton basis, partially offset by a 10% lower pulp sales volume. When compared to the total of $348.5 million in the second quarter of 2008, the decrease was mainly due to a lower sales volume (12%).

Cost of goods sold – breakdown	3	Q08	2	Q08	3	Q07
Pulp produced	69.6%		65.5%		64.1%
Pulp purchased	13.1%		15.7%		18.1%
Inland and ocean freight, plus insurance	13.0%		14.7%		13.5%
Paper produced	3.1%		3.2%		3.4%
Port services	1.2%		0.9%		0.9%

Note: "Pulp purchased" refers to pulp produced by Veracel, transferred to Aracruz and subsequently resold by Aracruz to the final customer.

(US$ per ton)	3Q08	2Q08	3Q07
Aracruz pulp production cost	395	372	308
Aracruz pulp cash production cost:
Barra do Riacho and Guaíba units only	304	289	228
Barra do Riacho and Guaíba, plus 50% of Veracel	287	282	219

Note: Does not include gains from transactions carried out for the purpose of cash flow currency protection.
A detailed analysis of the cash production cost, including our portion of Veracel's figures, is provided below, on a weighted average basis.

Barra do Riacho and Guaíba units, plus 50% of Veracel - 3Q08 vs. 2Q08	US$ per ton
2Q08 - Cash production cost	282
Higher provision for annual maintenance downtime - Fiberlines "A" and "C"	5
Higher cost of raw materials - mainly chemicals and energy	5
Lower energy cost due to normalized operations at Veracel.	(3)
Higher dilution of fixed costs - partially offset by the annual downtime at Guaiba	(2)
Brazilian currency devaluation against the US dollar	(1)
Other	1
3Q08 - Cash production cost	287

ARACRUZ RESULTS - THIRD QUARTER 2008 7

Barra do Riacho and Guaíba units , plus 50% of Veracel - 3Q08 vs. 3Q07	US$ per ton
3Q07 - Cash production cost	219
Brazilian currency appreciation against the US dollar	28
Higher cost of raw materials - mainly natural gas, BPF oil and chemicals	20
Higher wood cost mainly due to purchases from third parties	12
Higher consumption of raw materials	5
Other	3
3Q08 - Cash production cost	287

Approximately 75% of the Company's cash production cost is presently correlated to the local currency (real - R$).

Sales and distribution expenses came to $21.0 million, $1.5 million higher than in the 3Q07, mainly due to the geographical sales mix and higher pulp loading expenses, partially offset by the 10% lower sales volume. The figure was down $3.6 million compared to that of the 2Q08, mainly due to a 12% lower sales volume.

Administrative expenses came to $20.3 million, compared to $14.2 million and $18.5 million in the 3Q07 and 2Q08, respectively. When compared to the 3Q07, there was the negative impact of the 13.6% appreciation of the real against the dollar (average exchange rate) and higher expenses with social demands, partially offset by the lower expenses with advertising. Compared to the 2Q08, there were higher expenses with social demands despite the positive impact of the 1% devaluation of the real against the dollar (average exchange rate) and the lower expenses relating advertising.

The other net operating income (expenses) result was an expense of $52.6 million in the 3Q08, compared to net expense of $5.0 million and $3.4 million in the 2Q08 and the 3Q07, respectively, mainly due to the higher provision for losses on ICMS tax credits.

The sum of the financial and currency re-measurement results in the quarter showed an expense of $1,111.0 million, compared to a net credit of $46.7 million in the same period of last year and a net credit of $71.0 million in the second quarter of 2008 (see table below).

(US$ million)	3Q08	2Q08	3Q07
Financial Expenses	27.3	18.7	(5.8)
Interest on financing	23.8	21.9	21.8
Interest on tax liabilities / other	3.5	(3.2)	(10.0)
PIS / Cofins	-	-	(17.6)
Financial Income	1,097.7	(100.8)	(36.6)
Interest on financial investments	(16.5)	(14.3)	(15.0)
BM&F (dollar), swap results and other	1,116.5	(84.1)	(19.8)
Other	(2.3)	(2.4)	(1.8)
Currency re-measurement - (gain)/loss	(14.0)	11.1	(4.3)
Total	1,111.0	(71.0)	(46.7)

The "Financial expenses" in the 3Q08 registered a total of $27.3 million, compared to net expenses of $18.7 million and a net credit of $5.8 million in the 2Q08 and 3Q07, respectively, since both periods had the benefit of partial reversals of interest on fiscal contingencies.

The "Financial income" in the quarter registered a net expense of $1,097.7 million, compared to net incomes of $100.8 million and $36.6 million in the 2Q08 and 3Q07, respectively, mainly due to the

ARACRUZ RESULTS - THIRD QUARTER 2008 8

loss on derivative transactions, which amounted to $1,116.5 million in the 3Q08 (gains - 2Q08: $84.1 million and 3Q07: $19.8 million). - See details in the Derivative transactions section

The equity result showed a gain of $31.8 million from Veracel (see the Veracel Information section for more details).

Income tax and social contribution accruals in the third quarter amounted to a credit that was $583.9 million and $ 526.2 million higher, respectively, than those of the 2Q08 and 3Q07, mainly due to the negative impact of the derivative losses and other effects of the Brazilian currency’s devaluation against the US$ on our debt in local currency (3Q08: +20.3%, 2Q08: -9.0%, 3Q07: -4.5%) .

A statement of the deferred income tax, broken down to show the Brazilian GAAP currency variation impact, and current taxes, is provided below.

(US$ million)	3Q08	2Q08	3Q07
INCOME TAX & SOCIAL CONTRIBUTION	(464.0)	119.8	62.2
Deferred income tax	(467.4)	107.0	49.5
BR GAAP exchange rate impact	(175.2)	81.9	31.5
Unrealized derivatives instruments	(145.1)	9.1	7.5
Tax loss carryfowards from operations	(98.3)	13.9	-
Other	(48.8)	2.1	10.5
Current income tax	3.4	12.8	12.7

At the end of the third quarter, the net balance of deferred taxes payable, deriving from the BR GAAP exchange rate impact, amounted to $106 million (2Q08: $281 million). These should become payable in accordance with foreign debt repayments up to 2016, if not reversed by future BR GAAP foreign currency variations.

The net income (loss) for the period was a loss of $546 million, compared to a net income of $71 million in the 2Q08 and $105.3 million in the 3Q07.

ARACRUZ RESULTS - THIRD QUARTER 2008 9

Derivative Transactions

The reason for hedging

Ever since 2004, Brazil has seen its currency appreciate strongly against the US dollar. This has been negative for Aracruz, an exporter whose revenues are almost entirely linked to the dollar, whereas 15% of its debt and approximately 75% of its production costs are linked to the local currency (R$). From May 21, 2004, when the exchange rate (PTAX) reached R$ 3.2051/US$, to August 1, 2008, when the exchange rate reached R$ 1.5593/US$, its lowest level during the period, the appreciation of the real was 106%, thus reducing the Company's competitiveness when measured by the cash production cost denominated in US$ terms.

Back in 2004, in the face of the dollar’s devaluation, the Company decided to take steps to protect the cash flow that was exposed to local currency fluctuations, which basically meant taking up short positions in dollars. This hedging against the appreciation of the real in relation to the dollar has generated an accumulated cash gain of $ 290 million since 2004, which has reduced the negative impact of this appreciation on the Company’s results.

Impact on the Financial Results:

The consulting firm engaged to analyze the operations using financial derivatives examined all the Company’s contracts of this kind and came to a negative fair value of approximately $1 billion, using the base date of September 30, 2008.

The notional amount of the target forward derivative transactions up to the end of the 3Q08 was $360 million a month. When considering an average term of 12 months, the average notional amount was $340 million a month, with the strike at R$1.76/US$. The notional amount of the Tied Transactions with Pre-payment Export Loans, up to the end of the 3Q08, was $200 million a month. When considering an average term of 12 months, the average notional amount was $180 million a month, with the strike at R$1.90/US$, at each monthly fixing date. (see Note 11 of the Condensed Consolidated Financial Information).

The table below shows the "fair value" and the notional amount of the derivative transactions:

US$ million	3Q08			2Q08
US dollar future contracts:	Notional	Fair Value		Notional	Fair Value
Sell Target Forward	(360)(1)	(884)	(220)	(2)	16
Pre-payment of Export Loans: Tied	(200)(1)	(134)	(50)	(2)	(4)
transactions
Subtotal	(560)	(1.018)		(270)	13
Non Deliverable Forward - NDF	(80)	(11)		(140)	4
Long position in US dollars - BM&F	538	-		-	-
Total	(102)	(1.029)		(410)	16
Interest SWAP contracts
TJLP vs US$	(173)	2		(357)	59
CDI vs US$	(52)	3		(62)	12
Total	(225)	5		(419)	71
(1) Notional per month by the end of the 3Q08; (2) Notional per month by the end of the 2Q08

ARACRUZ RESULTS - THIRD QUARTER 2008 10

Notwithstanding the determination of the accounting results (“fair value”), the cash effect of these financial derivative operations was positive $20 million in the third quarter.

The Company’s net revenues in the last twelve months totaled $ 2.1 billion. The effect of the exchange rate variations on exports will have an immediate cash effect that could partially offset the negative impact of the monthly contractual settlements.

In the case of the derivative operations, there is an accounting effect, and cash disbursement or receipt, each month, will depend on the contractual settlement or maturity, meaning that positive or negative cash flow effects are spread out over the full term of the operation (twelve months on average).

The fair value of the derivative transactions will be recorded in the income statement under financial income (expenses). The accounting effect of derivative transactions for the quarter was the main reason for the tax credit provision of $464 million, which helped to reduce the impact of the derivative losses on the net income.

The Company's Strategy:

In order to increase the Company's liquidity, several measures have been taken to gradually decrease the Company's exposure to target forward derivative instruments and to protect the Company’s cash position, maintaining the course of its business over the coming months and preserving its strong fundamentals. These involved, among other things, ongoing negotiations with banks and a considerable variety of alternatives

There is also a complete restructuring program in place, as described at the CFO's comment.

The Company's cash and cash equivalents position, at September 30, 2008, came to approximately $ 600 million, not considering derivative instruments, most of which is in local currency instruments. The gross debt maturity profile, including our share in Veracel, was at 54 months on that same date.

Debt and Cash Structure	The Company's total debt amounted to $1,995.3 million at the end of September 2008, $377.0 million higher than at the end of June 2008 and $630.5 million higher than at the end of September 2007.

	September	June 30,	September
(US$ million)
	30, 2008	2008	30, 2007
Short-term debt	256.7	109.7	95.7
Current portion of long-term debt	65.8	92.0	77.1
Short term debt instruments	171.1	6.3	5.5
Accrued financial charges	19.8	11.4	13.1
Long-term debt	1,738.6	1,508.6	1,269.1
Total debt	1,995.3	1,618.3	1,364.8
Cash, cash equivalent and short-term investments	(597.0)	(531.9)	(581.6)
NET DEBT OF ARACRUZ	1,398.3	1,086.4	783.2
50% of Veracel's cash, cash equivalent and investments	(4.7)	(1.4)	(0.4)
50% of Veracel's total debt	274.3	330.0	340.0
50% OF VERACEL'S NET DEBT	269.6	328.6	339.6
NET DEBT INCLUDING 50% OF VERACEL	1,667.9	1,415.0	1,122.8

ARACRUZ RESULTS - THIRD QUARTER 2008 11

The local currency debt corresponds basically to long-term BNDES (Brazilian Development Bank) loans. The debt maturity profile, as of September 30, 2008, was as follows:

(US$ million)		Aracruz				Aracruz + 50% of Veracel
	Local	Foreign	Total		50% of
				%		Total Debt	%
	Currency	Currency	Debt		Veracel's debt
2008	17.5	163.6	181.1	9.1%	15.6	196.7	8.7%
2009	44.6	40.1	84.7	4.2%	57.8	142.5	6.3%
2010	16.8	11.5	28.3	1.4%	54.9	83.2	3.6%
2011	16.8	62.2	79.0	4.0%	58.5	137.5	6.1%
2012	15.7	88.6	104.3	5.2%	57.3	161.6	7.1%
2013	31.8	527.0	558.8	28.0%	29.3	588.1	25.9%
2014	89.2	413.4	502.6	25.2%	0.9	503.5	22.2%
2015 onwards	98.3	358.2	456.5	22.9%	-	456.5	20.1%
Total	330.7	1,664.6	1,995.3	100.0%	274.3	2,269.6	100%

Debt structure	Principal	% of		Average	Average remaining
(not including Veracel's figures)	(US$ million)	total		interest rate	term (months)
Floating rate (spread over Libor - % p.a.)	1,389	70%		0.88%	66
Trade Financing	1,389	70%		0.88%	66
Floating rate (% p.a.)	364	19%			55
BNDES - Local currency	324	17%	TJLP	(²) + 2.41%	55
BNDES - Foreign currency (currency basket)	40	2%	(¹) +	1.96%	52
Fixed rate (% p.a.)	223	11%			10
Trade Finance	166	8%		4.68%	2
Export Credit Notes	52	3%		5.99%	35
Rural Credit	5	-		6.75%	11
Total	1,976	100%			58
(1) BNDES's interest rate for foreign currency contracts; (²) Brazilian long-term interest rate.

Cash, cash equivalent and short-term investments, at the end of the quarter, totaled $597.0 million, of which $516.2 million were invested in Brazilian currency instruments and $80.8 million were invested in US dollar instruments. Of the total amount at the end of the quarter, 84% were invested locally and 16% were invested abroad.

Net debt (total debt less cash holdings) amounted to $1,398.3 million at the end of the quarter, $311.9 million higher than at the end of the previous quarter, mainly due to $291.1 million of capital expenditure, $39.0 million of capital increase in affiliated companies, $46.0 million in relation to the Boise Cascade do Brasil acquisition (net of cash received) and $53.3 million of Interest on Stockholders’ Equity and dividends, partially offset by positive operational cash generation.

ARACRUZ RESULTS - THIRD QUARTER 2008 12

EBITDA Analysis

- Adjusted EBITDA comparison 3Q08 vs. 3Q07 (not including the results of cash flow currency protection ) The third quarter 2008 adjusted EBITDA, including 50% of Veracel, totaled $189.1 million (39% margin), compared to $210.4 million for the same period of last year, mainly as a consequence of the negative impact of a lower pulp sales volume (10%), and the 23% higher cash COGS/ton (mainly due to the Brazilian currency's appreciation against the dollar), partially offset by the higher average net pulp prices (17%).

- Adjusted EBITDA comparison 3Q08 vs. 2Q08 (not including results of cash flow currency protection ) The third quarter 2008 adjusted EBITDA of $189.1 million (39% margin), including 50% of Veracel, was $35.9 million lower compared to that of the 2Q08. This was mainly due to the lower pulp sales volume (12%) and higher cash COGS/ton (5%), partially offset by higher average net pulp prices (2%).

Capital	Capital expenditure and investment were as follows:
Expenditure -	(US$ million)	3Q08	YTD08
Realized	Silviculture	53.9	145.4
	On-going industrial investment	21.8	40.9
	Forest and land purchases	20.0	99.8
	Other forestry investments	13.5	36.6
	Guaíba unit expansion project	171.6	189.2
	Barra do Riacho unit optimization	2.4	19.2
	Portocel - private port terminal	0.2	18.1
	Miscellaneous projects	7.7	11.9
	Total Capital Expenditure	291.1	561.1
	Aracruz capital increase in affiliated companies	39.0	(1)77.3
	Company acquisition (net of cash received)	46.0	46.0
	Total Capital Expenditure and Investment	376.1	684.4
	(1) mainly used to pay down debt .

According to the current scenario, and as part of the Company's strategy to protect its cash position in
Capital Expenditure - Forecast

the coming quarters, there has been a reduction of more than 50% in the planned investments for the next 15 months. The following table compares the capital expenditure forecast in the 2Q08 release with the updated information:

ARACRUZ RESULTS - THIRD QUARTER 2008 13

		Release - 2Q08				Release - 3Q08 (Actual)
										Var 2Q08
(US$ million)		4Q08E (1)	2009	E (2)	(1) +(2)	4Q08E (1)	2009	E (2)	(1) +(2)	vs 3	Q08
•	Guaíba expansion project - mill construction	8	810		818	45	236		281	(537)
•	Guaíba expansion project - logistic
infrastructure		13	57		70	-	15		15	(55)
•	New land and forest development to support
future expansion		262	64		326	23	-		23	(303)
•	Fiberline "A" revitalization	21	76		97	10	31		41	(56)
•	Portocel - private port terminal	25	-		25	10	-		10	(15)
•	Regular investment (Barra do Riacho and
Guaíba) - including silviculture, mill maintenance
and corporate investment		29	200		229	49	155		204	(25)
•	Other	24	-		24	12	-		12	(12)
Sub-total - (Aracruz only)		382	1.207		1.589	149	437		586	(1.003)
•	50% new land and forest development to
support Veracel expansion		37	41		78	8	20		28	(50)
•	50% of the regular investment to be made by
Veracel (Aracruz's stake)		6	31		37	9	31		40	3
•	Other (forest roads & equipment, new nurseries,
etc.)		21	-		21	-	-		-	(21)
Total - including Aracruz's stake in Veracel		446	1.279		1.725	166	488		654	(1.071)

Note: Forecast investments do not include the industrial capital expenditure on expansion projects, such as for Veracel II and the Minas Gerais project.

Stock	From September 30, 2007 to September 30, 2008, Aracruz's ADR price decreased by 50%, from $73.59 to $36.71. Over the same period, the Dow Jones Industrial Average index declined by 21%
Performance	and the S&P Paper and Forest index fell by 22%.

Stock information	September 30, 2008
Total number of shares outstanding	1,030,587,806
Common shares	454,907,585
Preferred shares	575,680,221
ADR Ratio	1 ADR = 10 preferred shares
Market capitalization	$3.8 billion
Average daily trading volume – 1H08 (Bovespa and NYSE)*	$47 million
*Source: Reuters

ARACRUZ RESULTS - THIRD QUARTER 2008 14

Results According to

The local currency consolidated result, according to Brazilian GAAP - the accounting principles adopted in Brazil, was a loss of R$1,642.4 million for the quarter. Aracruz has publicly released the unconsolidated financial results in Brazil, which under Brazilian GAAP serve as the basis for the

Brazilian GAAP

calculation of minimum dividends and income taxes. In the third quarter of 2008, Aracruz Celulose S.A. reported an unconsolidated loss of R$1,569.8 million (loss of R$1,022.8 million, excluding equity results).

Dividends/	Up to the end of the third quarter of 2008, a total amount of R$155 million has been declared as Interest on Stockholders’ Equity, in anticipation of the annual dividend for the fiscal year 2008, with
Interest on Stockholders' Equity

R$70 million declared on March 18th and R$85 million on June 20th.

In the light of the events described in the material information releases of September 25 and October 2, 2008, and the present domestic and international scenario, and acting in the best interests of the Company and its stockholders, the Executive Board has decided to cancel the credit and payment of Interest on Stockholders’ Equity (ISE) to the sum of R$ 84,000,000 (eighty-four million reais), declared in a market announcement on September 19, 2008, the payment of which was scheduled to be made as from October 15, 2008.

For more information on historical dividend distribution, please access the following link: http://www.aracruz.com.br/show_inv.do?act=stcNews&menu=true&orig=fin&id=746&lastRoot=230&lang=2#2

Growth Plans

In the face of the worsening crisis in the global financial markets, with the consequent restriction and increasing cost of lines of credit and other financing and slowing down of the world’s leading economies, Aracruz has decided to adjust to the new scenario the expansion projects it had planned for the next few years, as follows:

1. postponement for one year of investments in the Guaíba II project.
2. slowing down the land purchases and forest development for the Veracel II project.
3. suspension of land purchases and forest development for the Minas Gerais project.

With these measures, the Company expects to reduce its expenditures on investments by $ 868 million up to the end of 2009, in comparison with the amounts forecast in the 2Q08 release (Capex forecast on page 13).

Aracruz is determined to resume all its capacity expansion projects as soon as the financial crisis subsides and the macroeconomic scenario and world pulp demand, particularly, stabilize, in order to maintain its leadership among the world’s producers of market hardwood pulp, with one of the industry’s lowest production cash costs.

ARACRUZ RESULTS - THIRD QUARTER 2008 15

Additional	Valdir Roque was nominated as Chief Financial and Investor Relations Officer
Aracruz Celulose announced on October, 10th the nomination of Valdir Roque as Chief Financial
Information

Officer and Investor Relations Officer of the Company. An economist with a postgraduate degree in business administration and financial management specializations from the Stanford Business School in the U.S. and the IMD in Switzerland, Mr. Roque was CFO and IR officer for Votorantim Celulose e Papel (VCP) since 1994, having previously worked for companies such as Monsanto do Brasil, General Electric and Ford. Mr. Roque substitutes Isac Zagury.

Fitch and S&P downgraded Aracruz' ratings

Amid the systemic crisis in the international financial market, Moodys, S&P and Fitch, known as international risk classification agencies, announced on October 15th, October 10th and October 9th, respectivelly, it had downgraded the foreign currency rating for Aracruz Celulose, due to the announcement of the negative "fair value" of derivative operations disclosed by the Company to the market on October 2nd.

☑ Standard & Poor's downgraded Aracruz' foreign currency corporate credit rating from 'BBB' to 'BBB-', investment grade, with CreditWatch Negative.

☑ Moody's Investors Service has downgraded the issuer ratings of Aracruz to Baa3 from Baa2 on its global scale, investment grade, under review for possible further downgrade.

☑ Fitch downgraded Aracruz' foreign currency Issuer Default Rating (IDR) from 'BBB' to 'BB+'

Aquisition of Arapar's stake in Aracruz has been postponed

Votorantim Celulose e Papel S.A. disclosed to the public on October 3rd that the steps towards closing the transaction for the acquisition of ARACRUZ's shares held by Arapar S.A. ("Arapar") were still being implemented and that the closing date of the transaction, previously scheduled to occur on October 6th, 2008, had been postponed.

For the 4th consecutive year, Aracruz is in the Dow Jones Sustainability Index DJSI

Aracruz has been included, for the fourth consectutive year in a row, in the select rank of companies in the Dow Jones Sustainability Index (DJSI World) 2008/2009. The Company is the leader in the “Forestry and Paper Resources” category, selected from 14 forestry companies worldwide. Of these, only two are included in this year’s list.

Note: In the main body of the text (p.1 - 15), amounts are in US$ unless otherwise specified.

Aracruz Celulose S.A., with operations in the Brazilian states of Espírito Santo, Bahia, Minas Gerais and Rio
Grande do Sul, is the world's largest producer of bleached eucalyptus kraft pulp. All of the high-quality hardwood pulp and lumber supplied by the Company is produced exclusively from planted eucalyptus forests.
The Aracruz pulp is used to manufacture a wide range of consumer and value-added products, including premium tissue and top quality printing and specialty papers. The lumber produced at a high-tech sawmill located in the extreme south of the state of Bahia is sold to the furniture and interior design industries in Brazil and abroad, under the brand name Lyptus. Aracruz is listed at the São Paulo Stock Exchange (BOVESPA), at the
Latin America Securities Market (Latibex), in Madrid - Spain, and at the New York Stock Exchange (NYSE) under the ADR level III program (ticker symbol ARA). Each ADR represents 10 underlying "Class B" preferred shares.

ARACRUZ RESULTS - THIRD QUARTER 2008 16

ARACRUZ CELULOSE S.A. – CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands of US dollars, except for per-share	Three-month period ended			Nine-month period ended
amounts)(unaudited)	Sep.30, 2008	Jun.30, 2008	Sep.30, 2007	Sep.30, 2008	Sep.30, 2007
Operating revenues	537,688	605,143	518,234	1,692,955	1,538,108
Domestic	38,304	42,534	33,283	120,691	94,718
Export	499,384	562,609	484,951	1,572,264	1,443,390
Sales taxes and other deductions	56,768	66,697	62,729	189,428	192,989
Net operating revenue	480,920	538,446	455,505	1,503,527	1,345,119
Pulp	460,289	514,448	437,010	1,438,048	1,290,304
Paper	14,479	18,531	15,382	48,426	45,170
Port services	6,152	5,467	3,113	17,053	9,645
Operating costs and expenses	415,977	396,698	328,020	1,175,434	929,646
Cost of sales	322,152	348,525	290,925	989,188	844,287
Pulp	308,550	334,012	278,389	948,462	809,458
Cost of sales relating to pulp production and purchases	266,565	282,804	239,267	812,015	694,524
Inland freight, ocean freight, insurance and other	41,985	51,208	39,122	136,447	114,934
Paper	9,857	11,230	9,994	30,582	28,732
Port services	3,745	3,283	2,542	10,144	6,097
Selling	20,984	24,628	19,527	67,172	58,105
Administrative	20,288	18,500	14,209	52,278	40,172
Other, net	52,553	5,045	3,359	66,796	(12,918)
Operating income	64,943	141,748	127,485	328,093	415,473
Non-operating (income) expenses	1,110,950	(71,024)	(46,720)	1,033,099	(114,132)
Financial income	(18,773)	(16,675)	(17,386)	(51,154)	(57,658)
Financial expenses	27,326	18,695	(2,379)	67,309	48,192
Interest on financing	23,788	21,948	21,797	67,668	62,921
Other	3,538	(3,253)	(24,176)	(359)	(14,729)
Results of derivative transactions, net	1,116,441	(84,147)	(22,658)	1,019,186	(100,841)
(Gain) loss on currency re-measurement, net	(14,044)	11,103	(4,268)	(2,242)	(3,793)
Other, net			(29)		(32)
Income (loss) before income taxes, minority interest and
equity in the results of affiliated companies	(1,046,007)	212,772	174,205	(705,006)	529,605
Income taxes	(464,058)	119,842	62,185	(331,585)	166,206
Current	3,364	12,803	12,671	27,225	46,463
Deferred	(467,422)	107,039	49,514	(358,810)	119,743
Minority interest	(4,214)	3,644	2,220	3,494	9,116
Equity results of affiliated companies	(31,835)	18,022	4,455	(19,171)	26,875
Net income (loss) for the period	(545,900)	71,264	105,345	(357,744)	327,408
Depreciation and depletion in the results:	53,878	56,360	51,953	166,005	158,555
Pulp production cost	61,017	55,327	50,525	174,569	155,248
Forests and other	2,098	(1,132)	2,515	(872)	113
Other operating costs and expenses	1,413	1,275	1,603	4,023	4,150
Sub-total	64,528	55,470	54,643	177,720	159,511
Inventory movement	(10,650)	890	(2,690)	(11,715)	(956)
EBITDA(*)	118,821	198,108	179,438	494,098	574,028
EBITDA (adjusted for other non-cash items) (*)	171,248	206,683	185,518	567,221	566,850
) does not include 50% of Veracel's EBITDA
ARACRUZ RESULTS - THIRD QUARTER 2008 17

ARACRUZ CELULOSE S.A. – CONSOLIDATED BALANCE SHEETS
(in thousands of US dollars)
	Sep.30,	Jun.30,	Sep.30,		Sep.30,	Jun.30,	Sep.30,
ASSETS				LIABILITIES
	2008	2008	2007		2008	2008	2007
Current assets	1,456,750	1,389,275	1,248,296	Current Liabilities	1,511,276	398,395	338,523
Cash and cash equivalents	164,666	33,934	85,929	Suppliers	124,534	159,789	121,570
Short-term investments	429,075	494,128	492,448	Payroll and related charges	33,528	31,208	32,097
Derivative instruments	21,837	31,204		Income and other taxes	45,393	38,848	41,176
Accounts receivable, net	301,888	372,716	282,439	Current portion of long-term debt
Inventories, net	340,096	276,248	227,998	Related party	58,708	83,514	74,266
Deferred income tax	34,434	12,977	15,017	Other	7,094	8,530	2,840
				Short-term debt - export financing
Recoverable income and other taxes	141,875	144,287	120,916
				and other	171,106	6,279	5,438
Prepaid expenses and other
				Accrued financial charges	19,747	11,387	13,115
current assets	22,879	23,781	23,549
Property, plant and equipment, net	2,942,155	2,672,808	2,426,281	Derivative instruments	1,047,226
				Accrued dividends - Interest payable
Investment in affiliated Company	511,817	440,980	401,711
				on stockholders’ equity	1,162	54,749	43,297
Goodwill	192,035	192,035	192,035	Other current liabilities	2,778	4,091	4,724
Other assets	273,259	302,629	185,503	Long-term liabilities	2,030,262	2,214,740	1,770,225
Derivative instruments	1,467	59,031		Long-term debt
Unrealized gain from currency
				Related party	304,913	365,765	306,133
interest rate swaps			17,095
Advances to suppliers	115,674	111,659	92,563	Other	1,433,746	1,146,425	962,965
				Litigations, contingencies and
Accounts receivable	20,604	26,003	20,691
				Commitments	124,789	148,376	83,925
				Liabilities associated with
Deposits for tax assessments	22,408	27,493	31,939
				unrecognized tax benefits	74,244	90,797	93,144
				Interest and penalties on liabilities
Deferred income tax	87,755			associated with unrecognized tax
					48,024	54,683	64,032
				benefits
Recoverable taxes	20,909	73,422	18,996	Deferred income tax		358,156	215,396
Other	4,442	5,021	4,219	Suppliers			3,260
				Other long-term liabilities	44,546	50,538	41,370
				Minority interest	15,891	20,105	9,991
				Stockholders' equity	1,818,587	2,364,487	2,335,087
TOTAL	5,376,016	4,997,727	4,453,826	TOTAL	5,376,016	4,997,727	4,453,826

ARACRUZ RESULTS - THIRD QUARTER 2008 18

ARACRUZ CELULOSE S.A. – CONSOLIDATED STATEMENTS OF CASH FLOW
(in thousands of US dollars)
	Three-month period ended			Nine-month period ended
	Sep.30, 2008 Jun.30, 2008 Sep.30, 2007 Sep.30, 2008 Sep.30, 2007
Cash flows from operating activities
Net income for the period	(545,900)	71,264	105,345	(357,744)	327,408
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and depletion	64,528	55,470	54,643	177,720	159,511
Equity results of affiliated Company	(31,835)	18,022	4,455	(19,171)	26,875
Deferred income tax	(467,422)	107,039	49,514	(358,810)	119,743
Derivative instruments	1,112,012	(50,149)	(17,095)	1,055,326	(17,095)
Loss (gain) on currency re-measurement	(14,044)	11,103	(4,268)	(2,242)	(3,793)
Loss (gain) on sale of equipment	1,317	(1,550)	(87)	(1,267)	649
Decrease (increase) in operating assets
Accounts receivable, net	60,336	(45,132)	5,193	47,744	(22,415)
Inventories, net	(60,914)	(28,966)	(14,033)	(112,162)	(25,294)
Interest receivable on short-term investments	(25,376)	(8,503)	(5,349)	(50,031)	(18,403)
Recoverable taxes	24,398	(13,420)	19,130	31,492	877
Other	1,671	(2,486)	(14,125)	(5,100)	(15,390)
Increase (decrease) in operating liabilities
Suppliers	(27,325)	21,638	23,350	6,038	21,638
Payroll and related charges	5,278	5,251	7,536	1,024	5,115
Litigation, contingencies and liabilities associated with unrecognized tax
benefits	18,000	(16,624)	(24,140)	(6,303)	(11,187)
Accrued financial charges	8,946	4,321	3,754	10,836	(5,059)
Other	(7,147)	2,458	6,488	4,597	12,996
Net cash provided by operating activities	116,523	129,736	200,311	421,947	556,176
Cash flows from investing activities
Short-term investments	6,864	39,834	(60,132)	29,364	131,617
Proceeds from sale of equipment	215	1,741	143	2,990	344
Investments in affiliate	(39,000)	(25,600)	(7,850)	(77,250)	(103,850)
Company acquisition (net of cash received)	(45,992)			(45,992)
Additions to property, plant and equipment	(291,129)	(172,140)	(186,154)	(561,134)	(435,562)
Net cash provided by (used in) investing activities	(369,042)	(156,165)	(253,993)	(652,022)	(407,451)
Cash flows from financing activities
Net short-term debt borrowings/(repayments) , net	155,627	2,851	7,712	159,527	8,052
Long-term debt
Issuance	300,000	193,730	90,546	499,888	322,656
Repayments	(20,050)	(20,065)	(17,941)	(59,814)	(253,552)
Dividends and interest on stockholders’ equity paid out	(53,290)	(160,373)	(40,510)	(258,508)	(191,027)
Net cash used in financing activities	382,287	16,143	39,807	341,093	(113,871)
Effect of exchange rate variations on cash and cash equivalents	964	(352)	2,326	327	2,661
Increase (decrease) in cash and cash equivalents	130,732	(10,638)	(11,549)	111,345	37,515
Cash and cash equivalents, beginning of the period	33,934	44,572	97,478	53,321	48,414
Cash and cash equivalents, end of the period	164,666	33,934	85,929	164,666	85,929
ARACRUZ RESULTS - THIRD QUARTER 2008 19

Veracel Information

Veracel pulp production totaled 281,000 tons in the third quarter of 2008. At the end of September, inventory stood at 82,000 tons of pulp.

Veracel pulp sales totaled 239,000 tons in the third quarter, of which 113,000 tons went to Aracruz, 125,000 tons went to the other controlling shareholder and 1,000 tons went to unrelated parties.

VERACEL CELULOSE S.A. - BALANCE SHEET (in millions of US dollars)
	Sep.30,	Jun.30,	Sep.30,		Sep.30,	Jun.30,	Sep.30,
ASSETS				LIABILITIES
	2008	2008	2007		2008	2008	2007
Current assets	147.5	131.5	116.5	Current liabilities	153.0	178.3	156.5
Cash investments	9.5	2.8	0.8	Short-term debt	119.2	137.2	124.3
Other current
assets	138.0	128.7	115.7	Other accruals	33.8	41.1	32.2
Long term assets	156.1	167.3	160.2	Long-term liabilities	436.1	530.7	570.0
Other long term
assets	156.1	167.3	160.2	Long-term debt	429.5	522.7	555.7
				Other long-term
Permanent assets	1,258.8	1,240.9	1,200.5	liabilities	6.6	8.0	14.3
				Stockholders'
				equity	973.3	830.7	750.7
TOTAL	1,562.4	1,539.7	1,477.2	TOTAL	1,562.4	1,539.7	1,477.2

VERACEL'S TOTAL DEBT MATURITY, AS AT SEPTEMBER 30, 2008
(US$ million)	Local Currency	Foreign Currency	Total Debt	%
2008	22.9	8.3	31.2	5.7%
2009	79.8	35.9	115.7	21.1%
2010	73.9	35.8	109.7	20.0%
2011	81.2	35.9	117.1	21.3%
2012	83.0	31.7	114.7	20.9%
2013	40.6	18.0	58.6	10.7%
2014	1.7		1.7	0.3%
Total	383.1	165.6	548.7	100%

Aracruz is a several guarantor of 50% of the indebtedness incurred by Veracel, and Stora Enso is the several guarantor of the other 50% of such indebtedness.

ARACRUZ RESULTS - THIRD QUARTER 2008 20

VERACEL CELULOSE S.A. - STATEMENTS OF OPERATIONS (in millions of US dollars)
Income statement	3Q 08	2Q 08	3Q 07
Gross operating income	27.9	25.4	37.2
Sales expenses	3.9	5.1	3.7
Administrative expenses	5.9	5.0	4.4
Other, net	1.3	1.8	(0.4)
Operating income	16.8	13.5	29.5
Financial income	(0.6)	(2.9)	(0.2)
Financial expenses	14.0	17.2	17.4
Loss (gain) on currency re-measurement, net	(54.6)	34.8	17.5
Income (loss) before income taxes	58.0	(35.6)	(5.2)
Income tax expense (benefit)	(6.6)	0.2	3.5
Net (loss) income	64.6	(35.8)	(8.7)

VERACEL CELULOSE S.A. - STATEMENTS OF CASH FLOW (in millions of US dollars)
Statement of cash flow	3Q 08	2Q 08	3Q 07
Cash flow from operating activities
Net income (loss)	64.6	(35.8)	(8.7)
Adjustments to reconcile net income to net cash provided by
	(40.7)	56.2	38.7
operating activities
(Increase) decrease in assets	(20.5)	12.6	15.2
Increase (decrease) in liabilities	(2.3)	(2.3)	1.4
Net cash provided by operating activities	1.1	30.7	46.6
Cash flow from investments
Additions to property, plant and equipment	(37.0)	(47.6)	(33.0)
Other			0.6
Net cash (used in) investments	(37.0)	(47.6)	(32.4)
Cash flow from financing
Short-term and long-term debt, net	(34.1)	(31.8)	(30.1)
Capital increase	78.0	51.2	15.7
Net cash provided by (used in) financing	43.9	19.4	(14.4)
Effects of exchange rate changes on cash and cash equivalents	(1.3)	(0.3)	-
Increase (decrease) in cash and cash equivalent	6.7	2.2	(0.2)
Cash and cash equivalent, beginning of the period	2.8	0.6	1.0
Cash and cash equivalent, end of the period	9.5	2.8	0.8

ARACRUZ RESULTS - THIRD QUARTER 2008 21

Adjusted EBITDA of VERACEL
(US$ million)	3Q 08	2Q 08	3 Q 07
Net income (loss)	64.6	(35.8)	(8.7)
Financial income	(0.6)	(2.9)	(0.2)
Financial expenses	14.0	17.2	17.4
Income tax	(6.6)	0.2	3.5
Loss (gain) on currency re-measurement, net	(54.6)	34.8	17.5
Operating income	16.8	13.5	29.5
Depreciation and depletion in the results	17.1	21.1	21.4
EBITDA	33.9	34.6	50.9
Non-cash charges	1.7	2.1	(1.1)
Adjusted total EBITDA	35.6	36.7	49.8

Veracel's capital expenditure was as follows:
(US$ million)	3Q08	YTD08
Silviculture	14.8	41.6
Land purchases	7.5	30.2
Other forestry investments	6.5	17.9
On-going industrial investment	4.3	14.7
Other	3.9	7.0
Total Capital Expenditure	37.0	111.4

Veracel's capital expenditure forecast:
(US$ million)	4Q08E	2009E
• New land and forest development to support Veracel expansion	16	40
• Ordinary investments	18	62
Total	34	102

Veracel, located in the state of Bahia (Brazil), is jointly-controlled by Aracruz (50%) and Stora Enso OYJ (50%) and both shareholders must together approve all significant ordinary course of business actions, in accordance with contractual arrangements.

For information on Veracel's financial results, please access the following link: http://www.aracruz.com/show_inv.do?menu=true&id=1560&lastRoot=222&act=stcNews&lang=1

ARACRUZ RESULTS - THIRD QUARTER 2008 22

Reconciliation of Operating Results
Brazilian GAAP vs US GAAP (US$ million)	3Q 2008	YTD2008
Net Income - Parent Company (Brazilian GAAP)	(820.0)	(596.4)
Realized (Unrealized) profits from subsidiaries	(37.9)	(36.9)
Net Income - Consolidated (Brazilian GAAP)	(857.9)	(633.3)
Depreciation, depletion and asset write-offs	(22.9)	20.4
Income tax provision - Fas 109	(5.7)	(17.0)
Equity results of affiliated Company	43.4	28.9
Reversal of goodwill amortization	8.7	44.1
Foreign-exchange variation	293.8	197.4
Portocel project capitalized financial income	(5.3)	1.8
Net Income - Consolidated (US GAAP)	(545.9)	(357.7)
Exchange rate at the end of September/2008 (US$1.0000 = R$1.9143)

NON-GAAP INFORMATION - DISCLOSURE AND RECONCILIATION TO GAAP NUMBERS

The Company believes that, in addition to the reported GAAP financial figures, the inclusion and discussion of certain financial statistics, such as Adjusted EBITDA, cash production cost and net debt, will allow the management, investors, and analysts to compare and fully evaluate the unaudited consolidated results of its operations.

• "Cash production cost"

Cash production cost expresses the Company's production costs adjusted for non-cash items, such as depreciation and amortization. Cash production cost is not a financial measurement under U.S. GAAP, does not represent cash flow for the periods indicated and should not be considered as an indicator of operating performance or as a substitute for cash flow as a measurement of liquidity. Cash production cost does not have a standardized definition and our cash production cost calculation may not be comparable to the cash production cost of other companies. Even though cash production cost does not provide a measurement of operating cash flow in accordance with U.S. GAAP, the Company uses cash production cost as an approximation of actual production cost for the period. Moreover, the Company understands that certain investors and financial analysts use cash production cost as an indicator of operating performance.

ARACRUZ RESULTS - THIRD QUARTER 2008 23

		3	Q08			2	Q08			3	Q07
	US$	Volume		US$	US$		Volume	US$	US$	Volume		US$
	million	'000	tons	per ton	million		'000 tons	per ton	million	'000	tons	per ton
Cost of sales	266.6	678.3			282.8		772.7		239.3	752.5
Pulp inventories at the beginning of the period	(177.0)	(438.2)			(156.3)		(414.0)		(139.1)	(421.1)
Pulp purchased	(48.8)	(112.8)			(59.1)		(139.4)		(57.8)	(148.9)
Pulp for paper production	3.8	9.8			3.6		10.8		3.7	11.9
Other	(7.8)	-			0.8		0.1		(0.7)	-
Pulp inventories at the end of the period	227.9	532.9			177.0		438.3		147.9	432.5
Pulp production cost	264.7	670.0		395	248.8		668.5	372	193.3	626.9		308
Depreciation and depletion in the production
cost	(61.0)	-		(91)	(55.3)		-	(83)	(50.5)	-		(80)
Cash production cost	203.7	670.0		304	193.5		668.5	289	142.8	626.9		228
Cash production cost - Veracel	29.1	140.3			29.1		119.8		22.5	126.7
Combined cash production cost	232.8	810.3		287	222.6		788.3	282	165.3	753.6		219

• "Net debt"

Net debt reflects the Company’s total debt minus cash, cash equivalents and short-term investments. Net debt is not a financial measurement under U. S. GAAP, does not represent cash flows for the periods indicated and should not be considered as a substitute for cash flow as a measurement of liquidity or as an indicator of ability to fund operations. Net debt does not have a standardized definition and our net debt calculation may not be comparable to the net debt of other companies. Even though net debt does not provide a measurement of cash flow in accordance with U. S. GAAP, the Company uses net debt as an accurate measurement of financial leverage, since the Company keeps cash in excess of its working capital requirement. Furthermore, the Company understands that certain investors and financial analysts use net debt as an indicator of financial leverage and liquidity.

• "Adjusted EBITDA, including 50% of Veracel"

The inclusion of adjusted EBITDA information is to provide a measure for assessing our ability to generate cash from our operations. Adjusted EBITDA is equal to operating income adjusted for depreciation and depletion and non-cash charges. In managing our business, we rely on adjusted EBITDA as a means of assessing our operating performance. Because adjusted EBITDA excludes interest, income taxes, depreciation, currency re-measurement, equity accounting for associates, depletion and amortization, it provides an indicator of general economic performance that is not affected by debt restructuring, fluctuations in interest rates or effective tax rates, or levels of depreciation and amortization. We also adjust for non-cash items, to emphasize our current ability to generate cash from our operations. Accordingly, we believe that this type of measurement is useful for comparing general operating performance from period to period and making certain related management decisions. We also calculate adjusted EBITDA in connection with our credit ratios. We believe that adjusted EBITDA enhances the understanding of our financial performance and our ability to meet principal and interest obligations with respect to our indebtedness, as well as to fund capital expenditure and working capital requirements. Adjusted EBITDA is not a measure of financial performance under U. S. GAAP. Adjusted EBITDA should not be considered in isolation, or as a substitute for net income, as a measure of operating performance, as a substitute for cash flows from operations or as a measure of liquidity. Adjusted EBITDA has material limitations that impair its value as a measure of a Company's overall profitability, since it does not address certain ongoing costs of our business that could significantly affect profitability, such as financial expenses and income taxes, depreciation or capital expenditure and related charges. An adjusted EBITDA calculation is tolerated by the Brazilian regulators with respect to disclosures published in Brazil.

ARACRUZ RESULTS - THIRD QUARTER 2008 24

(US$ million)	3 Q 2008	2 Q 2008	3 Q 2007	YTD 2008	YTD 2007
Net income	(545.9)	71.3	105.3	(357.7)	327.4
Financial income	1,097.7	(100.8)	(36.6)	968.0	(149.4)
Financial expenses	27.3	18.7	(5.8)	67.3	39.1
Income tax	(464.0)	119.8	62.2	(331.6)	166.2
Equity in results of affiliated companies	(31.8)	18.0	4.5	(19.2)	26.9
Loss (gain) on currency re-measurement, net	(14.0)	11.1	(4.3)	(2.2)	(3.8)
Other	(4.3)	3.6	2.2	3.5	9.1
Operating income	65.0	141.7	127.5	328.1	415.5
Depreciation and depletion in the results:	53.9	56.4	51.9	166.0	158.5
Depreciation and depletion	64.5	55.5	54.6	177.7	159.5
Depreciation and depletion - inventory movement	(10.6)	0.9	(2.7)	(11.7)	(1.0)
EBITDA	118.9	198.1	179.4	494.1	574.0
Non-cash charges	52.4	8.6	6.1	73.1	(7.2)
Provision for labor indemnity	1.0	0.8	1.3	2.5	3.6
Provision (reversal) for loss on ICMS credits	49.8	14.0	(3.4)	74.1	(22.1)
Provision (reversal) for a tax contingency	0.2	(8.9)	(3.5)	(8.7)	(3.1)
Fixed asset write-offs	1.4	-	(0.1)	1.4	0.6
Allowance for doubtful accounts receivable	-	2.7	-	2.7	-
Discount on tax credit sales	-	-	11.8	1.1	13.8
Adjusted Aracruz EBITDA	171.3	206.7	185.5	567.2	566.8
50% of Veracel Adjusted EBITDA	17.8	18.3	24.9	63.1	69.8
Adjusted total EBITDA	189.1	225.0	210.4	630.3	636.6
Adjusted EBITDA margin - %	39%	42%	46%	42%	47%

New accounting pronouncements applicable to our statutory financial statements:

On December 28, 2007, Law 11,638 was enacted. Such Law introduced changes in the Brazilian Corporate Law, mainly related to accounting matters (Chapter XV). On January 29, 2008, CVM (Brazilian Stock and Exchange Commission) issued Deliberation 534, which approved CPC 02 (Accounting Pronouncement # 02) that, among other issues, introduced the concept of functional currency into Brazilian accounting. For U.S. GAAP purposes, the Company has already defined the U.S. dollar as its functional currency. Both the new law and the CPC 02 are applicable for the fiscal year ending December 31, 2008, but application for financial reporting of interim periods during the year is not required.

Those pronouncements are part of a “package” of new rules to be issued, the objective of which is to implement a migration from accounting practices adopted in Brazil to the International Financial Reporting Standards (IFRS). Such migration is expected to be complete by the year ended 31 December 2010, although earlier application is allowed. The Company is in process of evaluating the impact of such new rules, including the full implementation of IFRS, on its statutory financial position. Preliminary analyses indicate that non-monetary assets and the related depreciation, amortization and depletion will be recognized based on their historical cost, determined in U.S. dollars, as well as the net income and shareholders’ equity. However, full implementation of IFRS would require the Company, among other measures, (i) to report its biological assets, consisting of forests, at their fair value, (ii) to proportionally consolidate Veracel and (iii) to recognize the deferred income tax effect on the translation into U.S. dollar functional currency.

ARACRUZ RESULTS - THIRD QUARTER 2008 25

Economic &	Eucalyptus pulp international list prices, by region (US$/t)
operational
data		Jan.08	Feb.08	Mar.08	Apr.08	May.08	Jun.08	Jul.08	Aug.08	Sep.08
	North America	805	825	825	865	865	865	865	865	845
	Europe	780	800	800	840	840	840	840	840	820
	Asia	720	750	750	780	780	810	810	810	780

Pulp sales distribution, by region	3	Q08	2	Q08	3	Q07	3Q08 vs. 2Q08	3Q08 vs. 3Q07	LTM
Europe	39%		39%		43%		-	(4 p.p.)	39%
North America	42%		36%		35%		6 p.p.	7 p.p.	37%
Asia	16%		23%		20%		(7 p.p.)	(4 p.p.)	21%
Brazil	3%		2%		2%		1 p.p.	1 p.p.	3%

Exchange Rate	3	Q08	2	Q08	1	Q08	3	Q07	2	Q07	3Q08		3Q08		2Q08		3Q07
(R$ / US$)											vs.		vs.		vs.		vs.
											2	Q08	3	Q07	1	Q08	2	Q07
Closing	1.9143 1.5919				1.7491		1.8389		1.9262		20.3%		4.1%		(9.0%)		(4.5%)
Average	1.6674 1.6560				1.7379		1.9177		1.9818		0.7%		(13.1%)		(4.7%)		(3.2%)
S
Source: - Brazilian Central Bank (PTAX800).

Credit ratios,	3	Q08	2	Q08	1	Q08	4	Q07	3	Q07	2	Q07	1	Q07	4	Q06	3	Q06
including 50% of Veracel's figures
Net Debt / Adjusted EBITDA (LTM)	1.89	x	1.57	x	1.32	x	1.41	x	1.31	x	1.29	x	1.25	x	1.33	x	1.42	x
Total Debt / Adjusted EBITDA (LTM)	2.58	x	2.16	x	1.91	x	1.97	x	1.99	x	1.87	x	1.93	x	2.05	x	2.21	x
Total Debt / Total Capital (gross debt plus equity)	56%		45%		41%		42%		42%		41%		41%		43%		45%
Net Debt / Total Capital (net debt plus equity)	48%		37%		33%		34%		32%		33%		31%		33%		34%
Cash / Short Term Debt	2.04	x	3.22	x	3.48	x	3.30	x	4.06	x	3.76	x	4.28	x	4.37	x	4.30	x
Total debt average maturity – (months)	54		59		61		63		63		65		59		60		58
LTM = last twelve months

This press release contains statements which constitute forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are necessarily dependent on assumptions, data or methods that may be incorrect or imprecise and that may not be possible to realize. Prospective investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements, due to a variety of factors. The Company does not undertake, and specifically disclaims any obligation to update any forward-looking statements, which speak only for the date they are made.

ARACRUZ RESULTS - THIRD QUARTER 2008 26

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 17, 2008

ARACRUZ CELULOSE S.A. By: /s/ Carlos Augusto Lira Aguiar Name: Carlos Augusto Lira Aguiar Title: Chief Executive Officer